Attachment A

                                   V-GPO, Inc.

                           Estimated Income Statement

                             Ended December 31, 2002


        Sales                                           $ 1,034,200
        Cost of Sales                                       450,000
                                                        -----------
        Gross Profit (Loss)                             $   584,200
                                                        ===========


The increase in revenues for 2002 is attributable to acquiring new customers in 2002.

The decrease in cost of sales and increase in gross profit for 2002 is attributable to a shift in business to concentrate on the business of owning and/or managing healthcare facilities resulting in reductions of personnel related to the Company's former healthcare supply optimization business.